renewables
for a
better life

Third Quarter 2026 Results

Press Release | Unaudited



Highlights

REVENUES

US$1,599.7 million

NET INCOME

US$27.7 million

ADJ. EBITDA

US$317.7 million

NET DEBT / LTM. ADJ. EBITDA*

6.26x

**In this report, the calculation of the ratio Net Debt / Ltm. Adj. Ebitda considers 50% of Hybrid instruments issued by the company, in accordance with Rating Agencies methodology.*

CAPEX

US$777.9 million

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com



Contents

Overview

ARAUCO's net income for the third quarter of 2026 was US$27.7 million, a decrease of US$93.6 million compared to the US$121.2 million income of the second quarter and our Adjusted EBITDA was 24.4% lower than the previous quarter, totaling US$317.7 million. Both decreases are mostly explained by the effect of our forestry asset sale in the south of Chile during the second quarter, as operational result remained stable.

Net Financial Debt increased by US$230.8 million or 2.8% and our Net Debt/LTM EBITDA ended up at 6.26x, in line with the 6.24x reached during the second quarter.

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Revenue	1,599.7	1,598.6	1,509.5	0.1%	6.0%
Net income	27.7	121.2	(0.2)	-77.2%	12,969.3%
Adjusted EBITDA	317.7	420.4	281.4	-24.4%	12.9%
Adjusted EBITDA Margin	19.9%	26.3%	18.6%	-24.5%	6.5%
LTM Adj. EBITDA	1,303.7	1,267.4	1,419.4	2.9%	-8.1%
CAPEX	777.9	735.5	896.5	5.8%	-13.2%
Net Financial Debt	8,586.8	8,356.0	6,859.4	2.8%	25.2%
Net Financial Debt / LTM Adj. EBITDA	6.26x	6.24x	4.83x	0.4%	29.6%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


44%
24%
26%
26%
22%
23%
25%
19%
21%
17%
19%
20%
314
36
124
435
371
348
383
281
319
247
297
318
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Adjusted Ebitda
Forestry Asset Sale
Adjusted Ebitda Margin
Non Recurrent Adj. Ebitda Margin

Income Statement

Revenues

ARAUCO's revenues reached US$1,599.7 million in the third quarter of 2026, stable when compared to the previous quarter, in which our Pulp Business segment increased 0.5%, mainly due to a 2.0% increase in average prices, offset by a 0.3% decrease in revenues from our Wood products division.

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Pulp and Forestry	784.7	780.9	737.8	*0.5%*	*6.4%*
Wood Products	814.9	817.5	771.4	*-0.3%*	*5.6%*
Total	**1,599.7**	**1,598.6**	**1,509.5**	***0.1%***	***6.0%***

Revenue's Breakdown by business segment


1,598.6
3.8
(2.7)
1,599.7
Q2 2026
Pulp and Forestry
Wood Products
Q3 2026
Pulp and Forestry
Wood Products

Income Statement

Cost of sales

Decreased by 0.6% or US$6.6 million compared to the second quarter of 2026. This decrease was mainly driven by (i) a decrease in *Timber costs* and (ii) a decrease in *Salaries, other salaries, and other personnel expenses*. This was offset by an increase in *Forestry labor costs* and *Chemical Costs*.

Administrative expenses

Decreased 6.4% or US$9.5 million, compared to the previous quarter, mainly due to a decrease in *Wages and salaries,* offset by an increase in Insurance.

Distribution costs

Increased 4.7% or US$9.1 million, compared to the previous quarter, mainly explained by higher *Freights* costs due to a combination between an increase in transportation costs and higher sales volume.

Other income

Decreased by 57.3%%, or US$98.0 million due to a decrease in Gain from changes in fair value of biological assets, principally related to the sale of forestry assets in Chile. Decrease in Other Income was offset by an increase in *Profit on sales of permanent investment,* explained by the sale of Inversiones Puerto Coronel S.A.

Other expenses

Increased by 65.7% or US$13.3 million when compared to the second quarter of 2026, which is explained by an increase in *Plants stoppages operating expenses* and *Impairment provision for property, plant and equipment and others*.

Foreign exchange differences

Reached a gain of US$10.5 million, primarily explained by the exchange rate effect of the variation of the Brazilian Real.

Income tax

In the third quarter of 2026, we accounted for an income tax gain of US$12.3 million, a US$32.3 million increase when compared with the US$20.0 million tax expense accounted in the previous quarter. This variation is mainly explained by the tax effect related to the forest sold in Chile in the previous quarter.

Adjusted EBITDA

Adjusted EBITDA for the third quarter was US$317.7 million, a 24.4% or US$102.7 million decrease when compared to the previous quarter. This is explained by the extraordinary US$123.9 million increase during the previous quarter due to the effect of our forestry asset sale in Chile.

In U.S. Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Net Income	**27.7**	**121.2**	**(0.2)**	**-77.2%**	**12,969.3%**
Financial costs	107.6	105.3	103.4	2.3%	4.1%
Financial income	(18.2)	(17.2)	(16.6)	-6.1%	9.4%
Income tax	(12.3)	20.0	32.3	-161.4%	-138.1%
EBIT	**104.8**	**229.4**	**118.8**	**-54.3%**	**-11.8%**
Depreciation & amortization	167.8	166.6	170.6	0.7%	-1.6%
EBITDA	**272.6**	**395.9**	**289.4**	**-31.1%**	**-5.8%**
Fair value cost of timber harvested	82.8	195.9	86.7	-57.8%	-4.5%
Gain from changes in fair value of biological assets	(27.2)	(148.8)	(115.6)	-81.7%	-76.5%
Exchange rate differences	(10.5)	(24.9)	16.3	-57.8%	-164.4%
Others (*)	0.1	2.2	4.5	-97.3%	-98.7%
Adjusted EBITDA	**317.7**	**420.4**	**281.4**	**-24.4%**	**12.9%**

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


420.4
(3.7)
(2.5)
(96.5)
317.7
Q2 2026
Pulp and Forestry
Wood Products
Consolidation Adj. & Others
Q3 2026

Pulp and Forestry Adjusted EBITDA

The Adjusted EBITDA for our pulp and forestry business segment reached US$202.8 million during this quarter, which translates to a 1.8% or US$3.7 million decrease compared to the previous quarter.


38%
30%
31%
35%
26%
29%
25%
26%
26%
339
265
252
259
193
223
194
206
203
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$110.3 million during this quarter, which translates to a 2.2% or US$2.5 million decrease, compared to the previous quarter.


15.4%
18.3%
16.2%
17.6%
15.3%
16.4%
11.9%
13.8%
13.5%
124
145
118
138
118
122
84
113
110
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Adjusted EBITDA
EBITDA Mg

Pulp Business

During the third quarter of 2026, global pulp inventories trended upward, mainly driven by an increase in short-fiber stocks, while long-fiber inventories remained stable.

In China, the pulp market was mixed during the third quarter. The printing and writing industry remained weak, with oversupply and no recovery in end-product demand, which kept pressure on prices and margins. The tissue industry continued to face weak but stable demand and low prices, and tissue producers' attempts to raise prices were unsuccessful. Regarding pulp prices, long-fiber increased and then remained stable, pressured by high inventories. Short-fiber remained stable until the middle of the period and then increased towards the end of the quarter.

In Europe, demand for pulp was weak during the third quarter of 2026, as a result of lower paper demand. The printing and writing industry faced weak end-product demand. In the tissue industry, producers reduced output to help sustain prices and were also affected by high energy, transportation costs and imports of products from Asia. Regarding prices, short fiber declined during the first part of the period and then stabilized.

The textile pulp market showed good demand and stable prices during the third quarter, with an increase towards the end of the period. Viscose prices rose gradually, supported by low producer inventories and good demand. The Lyocell industry behaved similarly to Viscose. Operating rates at Viscose and Lyocell mills remained at healthy levels during the quarter.

Pulp production during the third quarter of 2026 increased compared to the same period of 2025, as the third quarter of 2025 was affected by the scheduled annual maintenance shutdown of Arauco L3. During the third quarter of 2026, a campaign of unbleached kraft pulp (UKP) was carried out at the Arauco L2 mill.

Production and Sales Volume (In thousand tonnes)


1,075
1,148
1,190
1,119
1,243
1,115
Q3 2025
Q2 2026
Q3 2026
Production
Sales

Wood Products Business

Panels

Average Prices increased 3.5%, offset by a 2.8% decrease in sales volume.

In the US, MDF demand was stable, although supply continued to increase during the quarter. Regarding PB, there was a solid demand, and a good equilibrium with supply.

In Latin America, MDF demand continued with a positive trend, especially Brazil, while PB demand stable during the quarter.

Production and Sales Volume: Panels [1]

(In thousand m^3)


1,306
1,287
1,348
1,321
1,327
1,284
Q3 2025
Q2 2026
Q3 2026
Production
Sales

(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.
OSB: Oriented Strand Board

Sawn timber

Average Prices increased 15.7%, offset by a 15.4% decrease in sales volume.

Sawn timber demand had a recovery in some markets during the quarter. In Chile, demand decreased with some pressure in average prices. Regarding other markets, there was a recuperation mainly in Asia and the rest of Latin America

Production and Sales Volume: Sawn Timber [2]

(In thousand m^3)


395
311
423
352
408
298
Q3 2025
Q2 2026
Q3 2026
Production
Sales

(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Wood Products and Pallets
Note: Sales include trading

Remanufactured Wood Products

Sales volume increased 7.2%, while average prices decreased by 2.5%.

During the third quarter, the remanufactured wood market continued with the trend of the previous quarter with a recovery in demand driven mainly by seasonality, lower inventories, and some supply issues in competing countries.

Production and Sales Volume: Remanufactured

(In thousand m^3)


91
102
88
98
100
105
Q3 2025
Q2 2026
Q3 2026
Production
Sales

Plywood

Sales Volume decreased 2.6%, slightly offset by a 0.7% increase in average prices.

Plywood had a stable demand, and well balanced with supply in North American markets, while volumes in Chile and Latin America remained under pressure from a subdued construction sector and persistent oversupply.

Production and Sales Volume: Plywood

(In thousand m^3)


124
128
124
124
128
121
Q3 2025
Q2 2026
Q3 2026
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$777.9 million, US$42.4 million higher than the previous quarter. The biggest single item in CAPEX-related expenditures, were those related to the Sucuriú project.

US$ Million	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Purchase and sale of property, plant and equipment	(653.1)	(594.5)	(428.0)	(1,717.7)	(1,119.2)
Purchase and sale of intangible assets	(0.8)	(0.5)	(2.1)	(1.9)	(6.6)
Purchase of other long-term assets	(124.1)	(140.6)	(466.3)	(412.6)	(656.6)
Total CAPEX (*)	**(777.9)**	**(735.5)**	**(896.5)**	**(2,132.2)**	**(1,782.4)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)


2
243
124
322
201
204
252
228
367
530
491
171
376
243
562
174
550
228
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
CAPEX
Sucuriú Industrial Capex

Free Cash Flow

During the third quarter of 2026, Free Cash Flow had an outflow of US$320.2 million, compared to US$659.7 million in the second quarter, an improvement of US$339.5 million, mainly due to:

(i) a working capital release of US$305.2 million, versus a consumption of US$197.6 million, driven by lower receivables due to the collection of the account receivable related to the sale of forestry assets in Chile; and

(ii) lower net interest paid and lease payments.

These effects were partially offset by lower Adjusted EBITDA, as the second quarter included the extraordinary effect of the forestry asset sale and a negative derivatives cash adjustment of US$54.9 million and higher Capex.

US$ Million	Q3 2026	Q2 2026	Q3 2025
Adjusted EBITDA	317.7	420.4	281.4
Capex (*)	(777.9)	(735.5)	(896.5)
Leases (IFRS 16)	(0.1)	(13.3)	(106.0)
Working Capital Variation	305.2	(197.6)	173.5
Interest paid and received	(87.5)	(121.9)	(41.8)
Income tax paid	(22.8)	(13.2)	(11.1)
Dividends paid	-	(8.7)	-
Derivatives cash adjustment	(54.9)	10.0	40.4
Free Cash Flow	**(320.2)**	**(659.7)**	**(560.0)**
Proceeds from issue of shares	-	200.0	-
Adjusted Free Cash Flow	**(320.2)**	**(459.7)**	**(560.0)**

(*) On a cash basis.

Free Cash Flow 3Q 2026 (In US$ Million)


318
(778)
(0)
305
(87)
(23)
-
(55)
(320)
Adjusted EBITDA
Capex (*)
Leases (IFRS 16)
WK Variation
Interest paid & received
Income tax paid
Dividends paid
Derivatives cash adjustment
Free Cash Flow

Cash

Our cash position was US$1,146.2 million at the end of the third quarter of 2026, which translates to a 2.1% increase, equivalent to US$23.2 million, when compared to the end of the second quarter of 2026.

In addition to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2029, which as of the date of this report has not been withdrawn.

Cash by Currency


Other Currencies
4%
Mexican Peso
3%
Chilean Peso
14%
Brazilian Real
14%
U.S. Dollar
64%

Cash by Instrument


Money Market
Funds
5%
Time Deposits
38%
Overnight
Accounts
57%

Financial Debt

ARAUCO's total financial debt as of September 30, 2026 was US$9,733.1 million, an increase of 2.7% or US$254.0 million when compared to the last quarter, mainly driven by disbursements from our ECA credit facility with Finnvera.

Our consolidated net financial debt increased 2.8% or US$230.8 million when compared with June 2026.

Debt by Currency


EUR (2)
3%
Other
Currencies
13%
U.S.Dollar
55%
UF (1) (2)
29%

Debt by Instrument


Leasing
14%
Bonds
64%
Banks
22%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) 100% swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 6.26x, which compares to 6.24x in the second quarter of 2026. This increase is mainly explained by a 2.8% or US$230.8 million increase in our Net Financial Debt.

Net Financial Debt and Leverage (In US$ Million)


6.32x
4.87x
3.28x
3.06x
3.33x
4.83x
5.48x
5.89x
6.24x
6.26x
6,485
6,251
5,525
5,865
6,289
6,859
7,290
7,681
8,356
8,587
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026

As of September 30th, 2026, short term bank obligations (which include accrued interest) were US$493.9 million. Bank obligations included the following maturities: US$162.9 million in bank loans and US$21.2 million in leasing. Short term bond obligations were US$309.9 million. These obligations include amortizations of our bonds and their interest payments.

Debt Amortization Profile as of September 30, 2026 (In US$ Million)


3,244
1336
559
553
528
596
310
410
182
467
372
30
129
49
184
166
135
51
211
53
56
59
53
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039 & Thereafter
Bank Loans and Leasing
Bonds



Third Quarter
Project Updates and Subsequent Events

Sucuriú Project update, Brazil

Industrial

During the third quarter of 2026, overall progress on the Sucuriú Project reached 81.1%, 6.2% ahead of the baseline schedule.



Engineering and procurement reached 95% and 97% completion, respectively, while civil construction advanced to 92%. Electromechanical erection continued to outperform expectations, reaching 47% completion, 16% ahead of schedule.

Key achievements included the completion of the 230 kV transmission line, installation of the 270 MVA Main Substation transformer, conclusion of the treated water tanks and demineralized water, and significant progress across major process areas. The project also achieved 10 strategic milestones in September including the biomass boiler furnace conclusion, conclusion of the screening 1 at the wood handling and the beginning of the Digital Control System assembly at the Control Room, bringing the total to 27 completed milestones.

With 36.8 million cumulative working hours and more than 15,400 workers mobilized, the project is progressively transitioning toward system completion, energization, and commissioning readiness.

Management remains focused on critical utilities, workforce productivity, and operational readiness. The Sucuriú Mill is on track to achieve a production capacity of 3.5 million tons per year, with operations scheduled to commence in the fourth quarter of 2027.

Third Quarter
Project Updates and Subsequent Events

Sucuriú Project update, Brazil

Logistics

As of September 30th, the railway construction reached 60% physical progress, on track with the schedule. Additionally, we completed the receipt of all 26 locomotives and reached 115 rail cars delivered out of the 255 planned for 2026.

Regarding Inbound Logistics, we continued to make significant progress with the arrival of key equipment and implements for the wood transportation operation. By the end of September, 74 tri-trailer units and 52 trucks had been delivered. The arrival of equipment for loading and woodyard operations also progressed, including woodyard cranes and loading cranes, further supporting the readiness for the start-up of Inbound Logistics operations at 1Q/2027.



Third Quarter
Project Updates and Subsequent Events

Vikingo 2.0 project, México

A project to expand panel production at our Zitácuaro plant in Mexico through a new MDF line with capacity of 300,000 m^3. The first panel is expected at the end of January 2027.



As of September 30, 2026, overall progress was 93%, with construction at 91%. The project is currently in the electromechanical assembly stage, and a key milestone was achieved on October 17 with the energization of the substation expansion and the main electrical room.

New OSB line, Chile

This project involves a new OSB production line at the Trupán–Cholguán complex in Chile’s Ñuble region. Overall project progress is 92%.



Dynamic commissioning has started in the wood preparation and drying area, the mechanical installation of all main equipment across the different areas has been completed, and work is under way to finish the installation of the electrical cables. The first commodity panel is expected between the last week of November and December 10, while siding production will start at the end of January 2027.

UPCOMING
EVENTS



3Q 2026 RESULTS CONFERENCE CALL

Friday, November 13, 2026

11:00 Santiago and
9:00 Eastern Time (New York)

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Jose Manuel Guzmán
Investor Relations
jose.guzman@arauco.com

investor_relations@arauco.cl



Financial Statements

Income Statement

In US$ Million	Q3 2026	Q2 2026	Q3 2025
Revenues	1,599.7	1,598.6	1,509.5
Cost of sales	(1,199.4)	(1,206.1)	(1,160.0)
Gross profit	**400.3**	**392.5**	**349.5**
Other income	73.1	171.2	121.9
Distribution costs	(200.3)	(191.2)	(166.2)
Administrative expenses	(137.5)	(147.0)	(140.0)
Other expenses	(33.5)	(20.2)	(29.8)
Financial income	18.2	17.2	16.6
Financial costs	(107.6)	(105.3)	(103.4)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(7.9)	(0.8)	(0.2)
Exchange rate differences	10.5	24.9	(16.3)
Income before income tax	**15.4**	**141.3**	**32.0**
Income tax	12.3	(20.0)	(32.3)
Net income	**27.7**	**121.2**	**(0.2)**
Profit attributable to parent company	27.8	121.2	(0.0)
Profit attributable to non-parent company	(0.2)	0.0	(0.2)

Balance Sheet

In US$ Million	Q3 2026	Q2 2026	Q3 2025
Cash and cash equivalents	1,146.2	1,123.0	990.2
Other financial current assets	404.2	371.4	297.2
Other current non-financial assets	177.3	223.9	242.1
Trade and other receivables-net	748.5	1,006.6	764.9
Related party receivables	1.6	1.7	1.4
Inventories	1,573.9	1,585.8	1,538.9
Biological assets, current	313.9	279.2	314.5
Tax assets	53.5	53.4	65.6
Non-Current Assets classified as held for sale	4.6	4.6	7.0
Total Current Assets	**4,423.7**	**4,649.7**	**4,221.8**
Other non-current financial assets	146.8	270.0	262.4
Other non-current and non-financial assets	795.1	739.1	584.3
Non-current receivables	56.2	68.2	84.5
Investments accounted through equity method	447.8	473.5	448.8
Intangible assets	51.8	46.9	53.8
Goodwill	53.3	53.3	53.0
Property, plant and equipment	13,573.4	12,993.0	11,232.9
Biological assets, non-current	3,105.1	3,097.5	2,907.0
Deferred tax assets	120.7	106.1	83.1
Total Non-Current Assets	**18,350.2**	**17,847.6**	**15,709.6**
TOTAL ASSETS	**22,773.9**	**22,497.3**	**19,931.5**
Other financial liabilities, current	1,054.9	1,052.6	574.7
Trade and other payables	951.1	921.8	765.7
Related party payables	22.3	16.5	15.5
Other provisions, current	2.7	3.0	2.9
Tax liabilities	18.1	18.2	26.6
Current provision for employee benefits	6.4	6.9	6.8
Other non-financial liabilities, current	118.4	117.7	59.9
Non-Current Assets classified as held for sale	0.0	0.0	0.0
Total Current Liabilities	**2,173.9**	**2,136.7**	**1,452.0**
Other non-current financial liabilities	8,882.7	8,621.1	7,481.3
Trade and Other payables non-current	60.2	63.4	79.4
Other provisions, non-current	39.6	39.0	32.9
Deferred tax liabilities	1,506.2	1,531.8	1,568.4
Non-current provision for employee benefits	75.3	80.9	79.6
Other non-financial liabilities, non-current	25.3	27.2	35.8
Total Non-Current Liabilities	**10,589.4**	**10,363.4**	**9,277.4**
Non-parent participation	5.1	5.6	5.9
Net equity attributable to parent company	**10,005.6**	**9,991.5**	**9,196.1**
TOTAL LIABILITIES AND EQUITY	**22,773.9**	**22,497.3**	**19,931.5**

Cash Flow Statement

US$ Million	Q3 2026	Q2 2026	Q3 2025
Receipts from sales of goods and rendering of services	1,717.3	1,740.7	1,627.5
Other cash receipts (payments)	99.5	145.9	154.3
Payments of suppliers and personnel (less)	(1,538.3)	(1,575.0)	(1,321.3)
Interest paid and received	(87.5)	(121.9)	(41.8)
Income tax paid	(22.8)	(13.2)	(11.1)
Other (outflows) inflows of cash, net	0.2	0.3	(1.1)
Net Cash Provided by (Used in) Operating Activities	**168.4**	**176.8**	**406.4**
Capital Expenditures	(777.9)	(735.5)	(896.5)
Other investment cash flows	298.6	14.0	4.1
Net Cash Provided by (Used in) Investing Activities	**(479.3)**	**(721.5)**	**(892.3)**
Proceeds from borrowings	501.9	103.8	840.6
Repayments of borrowings	(156.0)	(166.1)	(341.7)
Dividends paid	0.0	(8.7)	0.0
Other inflows of cash, net	(0.1)	(13.3)	(106.0)
Proceeds from Issue of Shares	0.0	200.0	0.0
Net Cash Provided by (Used in) Financing Activities	**345.8**	**115.7**	**392.9**
Total Cash Inflow (Outflow) of the Period	**34.9**	**(429.0)**	**(93.0)**
Effect of exchange rate changes on cash and cash equivalents	(11.7)	(3.4)	0.9
Cash and Cash equivalents at beginning of the period	1,123.0	1,555.5	1,082.2
Cash and Cash Equivalents at end of the Period	**1,146.2**	**1,123.0**	**990.2**

Income Statement Annex

Cost of sales

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Timber	247.9	261.9	263.4	*-5.4%*	*-5.9%*
Forestry labor costs	176.3	166.7	169.7	*5.7%*	*3.9%*
Depreciation and amortization	143.8	144.2	147.0	*-0.3%*	*-2.1%*
Depreciation for right of use	7.4	8.4	6.2	*-11.9%*	*20.4%*
Maintenance costs	76.7	81.9	75.5	*-6.3%*	*1.6%*
Chemical costs	187.1	177.7	164.3	*5.3%*	*13.9%*
Sawmill services	31.3	30.5	26.7	*2.6%*	*17.4%*
Other raw materials and indirect costs	137.0	131.1	125.0	*4.5%*	*9.6%*
Energy and fuel	64.9	67.6	65.1	*-4.0%*	*-0.3%*
Cost of electricity	15.2	15.0	15.8	*1.9%*	*-3.8%*
Salaries, other salaries, and other personnel expenses	111.6	120.9	101.2	*-7.7%*	*10.3%*
Cost of Sales	**1,199.4**	**1,206.1**	**1,160.0**	***-0.6%***	***3.4%***

Administrative expenses

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Wages, salaries and severance indemnities	58.0	68.0	56.8	*-14.7%*	*2.1%*
Marketing, advertising, promotion and publications expenses	3.2	3.2	4.3	*-0.4%*	*-26.0%*
Insurance	8.8	5.7	10.3	*53.4%*	*-14.3%*
Depreciation and amortization	9.6	9.6	10.3	*0.6%*	*-6.4%*
Depreciation for the right of use	3.2	2.4	2.2	*35.9%*	*43.5%*
Computer services	9.6	10.8	7.8	*-11.2%*	*23.1%*
Lease rentals (offices, warehouses and machinery)	1.6	1.7	1.7	*-3.0%*	*-3.7%*
Donations, contributions, scholarships	1.6	1.8	2.0	*-9.4%*	*-18.8%*
Fees (legal and technical advisories)	9.0	9.8	8.6	*-8.6%*	*4.2%*
Property taxes, patents and municipality rights	5.4	5.0	9.0	*7.1%*	*-40.5%*
Other administration expenses	27.5	29.0	27.0	*-5.3%*	*1.6%*
Administrative Expenses	**137.5**	**147.0**	**140.0**	**-6.4%**	**-1.8%**

Distribution costs

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Commissions	4.5	4.5	4.3	*1.1%*	*5.8%*
Insurance	1.3	1.3	1.5	*1.2%*	*-12.0%*
Other selling costs	2.6	2.5	2.1	*4.2%*	*24.5%*
Port services	17.1	16.4	15.9	*4.7%*	*7.8%*
Freight	148.8	142.4	128.2	*4.5%*	*16.1%*
Depreciation for the right of use	1.2	0.5	0.4	*127.9%*	*185.0%*
Other shipping and freight costs	24.7	23.6	13.9	*4.7%*	*77.8%*
Distribution Costs	**200.3**	**191.2**	**166.2**	**4.7%**	**20.5%**

Other income

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Gain from changes in fair value of biological assets	27.2	148.8	115.6	*-81.7%*	*-76.5%*
Net income from insurance compensation	3.5	0.6	0.6	*465.3%*	*503.3%*
Leases received	2.5	1.9	1.2	*34.4%*	*103.6%*
Gains on sales of assets	3.2	1.5	2.9	*117.3%*	*8.5%*
Tax recovery credit	-	-	-	-	-
Other Income from the sale of investments	-	-	-	-	-
Profit on sales of permanent investments	26.7	-	-	-	-
Other operating results	10.1	18.4	1.6	*-45.3%*	*538.7%*
Other Income	**73.1**	**171.2**	**121.9**	**-57.3%**	**-40.0%**

Other expenses

In US$ Million	Q3 2026	Q2 2026	Q3 2025	QoQ	YoY
Legal payments	1.1	1.3	2.3	*-13.2%*	*-49.6%*
Impairment provision property, plant and equipment and others	7.8	2.4	5.2	*226.9%*	*49.4%*
Operating expenses related to plant stoppages	8.0	2.2	8.3	*257.2%*	*-3.1%*
Project expenses	4.1	4.6	3.3	*-11.2%*	*23.9%*
Loss (gain) from asset sales	2.4	1.2	2.4	*97.6%*	*-1.9%*
Loss and repair of assets	1.3	-	0.2	-	*712.2%*
Loss of forests	0.8	0.6	0.4	*46.1%*	*-296.1%*
Other taxes	4.9	5.3	4.8	*-6.5%*	*2.7%*
Other expenses (donations, repayments insurance)	2.9	2.5	3.7	12.6%	-23.5%
Other expenses	**33.5**	**20.2**	**29.8**	**65.7%**	**12.3%**